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                        May 7, 2021

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Charles Goldman
       Chief Executive Officer
       AssetMark Financial Holdings, Inc.
       1655 Grant Street, 10th Floor
       Concord, CA 94520

                                                        Re: AssetMark Financial
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 3,
2020
                                                            File No. 333-240311

       Dear Mr. Goldman:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Charles Goldman
AssetMark Financial Holdings, Inc.
May 7, 2021
Page 2




         Please contact Donald Field at 202-551-3680 with any questions.



FirstName LastNameCharles Goldman                           Sincerely,
Comapany NameAssetMark Financial Holdings, Inc.
                                                            Division of
Corporation Finance
May 7, 2021 Page 2                                          Office of Finance
FirstName LastName